

August 24, 2017

Steven J. Mento
President and Chief Executive Officer
Conatus Pharmaceuticals Inc.
16745 West Bernardo Drive, Suite 200
San Diego, CA 92127

  Re: Conatus Pharmaceuticals Inc.
   Registration Statement on Form S-3
   Filed August 17, 2017
   File No. 333-220014

Dear Dr. Mento:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at (202) 551-5019 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Cheston J. Larson, Esq.